Exhibit 99.1

Encana delivers significant efficiency improvements with strong second quarter results

Company is positioned for growth and to strengthen balance sheet

Calgary, Alberta (July 21, 2016) TSX, NYSE: ECA

Encana’s relentless focus on execution excellence during the second quarter has driven another step change in efficiency improvements and returns. As a result, the company has lowered cash costs, such as transportation, processing and operating expenses, and improved capital efficiency in its updated 2016 guidance. Driven by efficiency improvements, Encana is also raising its 2016 production guidance. The company expects to use proceeds from announced dispositions to further strengthen its balance sheet and increase its capital investment into high return opportunities in its core four assets.

Highlights from the quarter include:

•	cash flow up over 75 percent from the previous quarter to $182 million or $0.21 per share
•	operating earnings of $89 million or $0.10 per share, up from a first quarter operating loss of $130 million or $0.15 per share
•	95 percent of capital invested in high return wells in the core four assets; the Permian, Eagle Ford, Duvernay and Montney
•	maintained scale in the core four assets which delivered 268,300 barrels of oil equivalent per day (BOE/d), representing 73 percent of the company’s 368,300 BOE/d total production
•	new Permian 14-well pad peaked at 12,000 BOE/d and is currently producing over 10,000 BOE/d gross
•	announced Gordondale and DJ Basin divestitures are expected to close by the end of July 2016

“We are one of the lowest cost, highest performing operators in each of our core four plays,” said Doug Suttles, Encana President & CEO. “Our success in capturing significant capital efficiency gains continues to increase our returns. By reinvesting savings and modestly increasing capital, we are adding 50 percent more drilling and completions activity to our 2016 program.”

“We expect to use proceeds from announced divestitures to strengthen our balance sheet and modestly increase our 2016 capital program. We anticipate this additional activity will deliver approximately 13,000 BOE/d of production from our core four assets in the fourth quarter of this year and between 30,000 to 35,000 BOE/d in 2017, of which approximately 75 percent will be liquids,” added Suttles.

Increased capital efficiency and operational performance in core four assets

Encana beat its 2016 drilling and completions cost reduction targets in the first quarter. In the second quarter the company continued to lower drilling and completion costs across its four core assets and they are now over 30 percent lower compared to the 2015 full-year average. In addition, Encana delivered new pacesetter performance and has a track record of rapidly converting pacesetter benchmarks into average costs.

In the Permian, Encana built on its track record as a leading innovator by completing the Midland Basin’s first 14-well pad. This peaked at 12,000 BOE/d and is currently producing over 10,000 BOE/d gross. In addition, it delivered a 10 percent quarter-over-quarter reduction in average drilling and completions costs. These costs are 31 percent lower than the full-year 2015 average. Encana is now the second largest producer in the core of the Midland Basin.

In the Eagle Ford, Encana delivered a new pacesetter well at a cost of $3 million. Average drilling and completions costs in the second quarter in the play were 38 percent lower than the 2015 average.

Encana Corporation

In the Duvernay, Encana delivered a $6.8 million pacesetter well. The second quarter average drilling and completions costs were approximately 40 percent lower than the company’s 2015 average.

In the Montney, Encana continued to deliver strong results from its condensate-rich wells in the Tower, Dawson South and Pipestone areas. Combined, these areas offer a potential inventory of almost 6,000 condensate-rich well locations. Second quarter average drilling and completions costs were down 14 percent compared to the first quarter and 33 percent lower than the full-year 2015 average.

Continued cost and capital efficiency and disciplined balance sheet management

Encana continued to capture significant cost savings during the second quarter. As a result, the company is lowering its guidance for transportation, processing and operating costs by $100 million for the year. Encana expects the full-year benefit of these savings will be even greater in 2017.

Encana is reinvesting savings from continued capital efficiency improvements and expects to use a portion of proceeds from its Gordondale and DJ Basin divestitures to increase its 2016 capital program by $200 million. As a result, after adjusting for the Gordondale divestiture, the company is increasing its 2016 production guidance and expects fourth quarter exit production decline from its core four assets to be cut from 10 percent to five percent. Encana’s Gordondale and DJ Basin divestitures are expected to close by the end of July delivering proceeds of approximately $1.1 billion.

Second quarter results

Encana’s core four assets contributed 268,300 BOE/d or approximately 73 percent of total second quarter production of 368,300 BOE/d. Total liquids production averaged 132,000 barrels per day (bbls/d) and natural gas production averaged 1.4 billion cubic feet per day (Bcf/d).

Encana generated second quarter cash flow of $182 million or $0.21 per share, compared to $181 million or $0.22 per share in the second quarter of 2015. The company recorded second quarter operating earnings of $89 million or $0.10 per share compared to an operating loss of $167 million or $0.20 per share in the second quarter of 2015. The second quarter net loss of $601 million, or $0.71 per share, is largely attributable to non-cash items such as after-tax ceiling test impairments and an after-tax unrealized hedging loss.

Encana’s updated guidance, which reflects asset sales, cost reductions, increased capital investment and production in the core four assets, can be downloaded from the company’s website at http://www.encana.com/investors/financial/corporate-guidance.html.

Encana’s Risk Management Program

As at June 30, 2016, Encana has hedged approximately 78 percent of its remaining expected 2016 oil and condensate production at an average price of $55.91 per barrel and 86 percent of expected natural gas production at an average price of $2.63 per thousand cubic feet (Mcf).

Encana has about 15,500 bbls/d of expected 2017 crude and condensate hedged using WTI fixed price contracts at an average price of $49.49 per bbl. In addition, the company has hedged 10,000 bbls/d under WTI three-way options for the second half of 2017. The company also has 300 million cubic feet per day (MMcf/d) of expected 2017 natural gas production hedged under three-way options and 350 MMcf/d using NYMEX fixed price contracts for the first quarter of 2017.

For more information on the company’s risk management program, refer to note 19 in the Interim Consolidated Financial Statements for the period ended June 30, 2016, available on the company’s website.

Dividend Declared

On July 20, 2016, the Board declared a dividend of $0.015 per share payable on September 30, 2016 to common shareholders of record as of September 15, 2016.

Encana Corporation

Second Quarter Highlights

Financial Summary
(for the period ended June 30) ($ millions, except per share amounts)	Q2 2016	Q2 2015
Cash flow[1]	182	181
Per share diluted	0.21	0.22
Operating earnings (loss)[1]	89	(167)
Per share diluted	0.10	(0.20)
Earnings Reconciliation Summary
Net earnings (loss)	(601)	(1,610)
After-tax (addition) deduction:
Unrealized hedging gain (loss)	(310)	(187)
Impairments	(331)	(1,328)
Restructuring charges	-	(10)
Non-operating foreign exchange gain (loss)	(48)	114
Gain (loss) on divestitures	(1)	1
Income tax adjustments	-	(33)
Operating earnings (loss)[1]	89	(167)
Per share diluted	0.10	(0.20)
[1]	Cash flow and operating earnings are non-GAAP measures as defined in Note 1.

Production Summary
(for the period ended June 30) (after royalties)	Q2 2016	Q2 2015	% Δ
Natural gas (MMcf/d)	1,418	1,568	(10)
Liquids (Mbbls/d)	132.0	127.3	4

Natural Gas and Liquids Prices
	Q2 2016	Q2 2015
Natural gas
NYMEX ($/MMBtu)	1.95	2.64
Encana realized gas price[1] ($/Mcf)	1.86	3.52
Oil and NGLs ($/bbl)
WTI	45.59	57.94
Encana realized liquids price[1]	38.47	43.78
[1]	Realized prices include the impact of financial hedging.

Reporting Requirements

Effective January 1, 2017, Encana intends to comply with Securities and Exchange Commission reporting requirements applicable to U.S. domestic issuers and, accordingly, will file its annual report on Form 10-K for the year ended December 31, 2016 and regular periodic reports under both Canadian and U.S. law thereafter.

Second Quarter Conference Call

A conference call and webcast to discuss the 2016 second quarter results will be held for the investment community on July 21, 2016 at 7 a.m. MT (9 a.m. ET). To participate, please dial (866) 223-7781 (toll-free in North America) or (416) 340-2216 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 10 a.m. MT on July 21 until 11:59 p.m. MT on July 28, 2016 by dialing (800) 408-3053 or (905) 694-9451 and entering passcode 6349633.

Encana Corporation

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Important Information

Encana reports in U.S. dollars unless otherwise noted. Production, sales and reserves estimates are reported on an after-royalties basis, unless otherwise noted. Per share amounts for cash flow and earnings are on a diluted basis. The term liquids is used to represent oil, NGLs and condensate. The term liquids rich is used to represent natural gas streams with associated liquids volumes. Unless otherwise specified or the context otherwise requires, reference to Encana or to the company includes reference to subsidiaries of and partnership interests held by Encana Corporation and its subsidiaries.

NOTE 1: Non-GAAP measures

This news release contains references to non-GAAP measures as follows:

•	Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital and cash tax on sale of assets.
•

Operating earnings (loss) is a non-GAAP measure defined as net earnings (loss) excluding non-recurring or non-cash items that management believes reduces the comparability of the company’s financial performance between periods. These after-tax items may include, but are not limited to, unrealized hedging gains/losses, impairments, restructuring charges, non-operating foreign exchange gains/losses, gains/losses on divestitures, gains on debt retirement, income taxes related to divestitures and adjustments to normalize the effect of income taxes calculated using the estimated annual effective income tax rate.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Encana’s liquidity and its ability to generate funds to finance its operations.

ADVISORY REGARDING OIL AND GAS INFORMATION - The conversion of natural gas volumes to barrels of oil equivalent (“BOE”) is on the basis of six thousand cubic feet to one barrel. BOE is based on a generic energy equivalency conversion method primarily applicable at the burner tip and does not represent economic value equivalency at the wellhead. Readers are cautioned that BOE may be misleading, particularly if used in isolation.

Pacesetter well costs for a particular play are a composite of the best drilling performance and best completions performance wells in the current quarter in such play and are presented for comparison purposes. Drilling and completions costs in the Permian, Eagle Ford, Duvernay and Montney have been normalized based on lateral lengths of 7,500 feet, 5,000 feet, 8,200 feet and 9,000 feet, respectively.

This news release discloses estimated well locations, which include proved, probable, contingent and unbooked locations. These estimates are prepared internally based on Encana’s prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Approximately 20 percent of all locations in the Montney are booked as either reserves or resources, as prepared by independent qualified reserves evaluators using forecast prices and costs as of December 31, 2015. Unbooked locations do not have attributed reserves or resources and have been identified by management as an estimation of Encana’s multi-year drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information. There is no certainty that Encana will drill all unbooked locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The locations on which Encana will actually drill wells, including the number and timing thereof is ultimately dependent upon the availability of capital, regulatory and partner approvals, seasonal restrictions, equipment and personnel, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained, production rate

Encana Corporation

recovery, transportation constraints and other factors. While certain of the unbooked locations have been de-risked by drilling existing wells in relative close proximity to such locations, many of other unbooked locations are farther away from existing wells where management has less information about the characteristics of the reservoir and therefore there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional proved or probable reserves, resources or production.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS - This news release contains certain forward-looking statements or information (collectively, “FLS”) within the meaning of applicable securities legislation. FLS include: expectation of meeting or exceeding the targets in Encana’s 2016 corporate guidance, including its cost savings target; expected proceeds from divestitures, expectation that the closing conditions and regulatory approvals will be satisfied, the timing of closing thereof and the use of proceeds therefrom, including expected reduction to debt and increase in capital investment and drilling and completions activity; allocation of capital and expected returns; well performance and costs relative to peers and within plays; future growth in cash flow and production, including from its core four assets and anticipated commodity mix; pacesetting operational metrics being indicative of average future well performance and costs; anticipated capital and cost efficiencies, including drilling and completion, operating, corporate, transportation and processing costs, and sustainability thereof; estimated well locations; expected offset to production reduced through divestiture; anticipated production and decline rate; reductions to cash outlay; anticipated hedging and outcomes of risk management program, including amount of hedged production; the expectation to continue to strengthen Encana’s balance sheet and create additional financial flexibility; anticipated dividends; and future filings and the form thereof.

Readers are cautioned against unduly relying on FLS which, by their nature, involve numerous assumptions, risks and uncertainties that may cause such statements not to occur, or for results to differ materially from those expressed or implied. These assumptions include: assumptions contained in Encana’s 2016 corporate guidance and in this news release; data contained in key modeling statistics; availability of attractive hedges and enforceability of risk management program; results from innovations; expectation that counterparties will fulfill their obligations under gathering, midstream and marketing agreements; access to transportation and processing facilities where Encana operates; effectiveness of Encana’s resource play hub model to drive productivity and efficiencies; enforceability of transaction agreements and the ability of the parties to such transactions to satisfy closing conditions and regulatory approvals; the value of adjustments to the expected proceeds from the transactions; and expectations and projections made in light of, and generally consistent with, Encana’s historical experience and its perception of historical trends, including with respect to the pace of technological development, the benefits achieved and general industry expectations.

Risks and uncertainties that may affect these business outcomes include: risks inherent to closing announced divestitures on a timely basis or at all and adjustments that may reduce the expected proceeds and value to Encana; commodity price volatility; timing and costs of well, facilities and pipeline construction; ability to secure adequate product transportation and potential pipeline curtailments; business interruption and casualty losses or unexpected technical difficulties; counterparty and credit risk; fluctuations in currency and interest rates; risk and effect of a downgrade in credit rating, including below an investment-grade credit rating, and its impact on access to capital markets and other sources of liquidity; variability and discretion of Encana’s Board to declare and pay dividends, if any; the ability to generate sufficient cash flow to meet Encana’s obligations; failure to achieve anticipated results from cost and efficiency initiatives; risks inherent in marketing operations; risks associated with technology; Encana’s ability to acquire or find additional reserves; imprecision of reserves estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources, including future net revenue estimates; changes in or interpretation of royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations; risks associated with existing and potential future lawsuits and regulatory actions made against Encana; risks associated with past and future divestitures of certain assets or other transactions or receive amounts contemplated under the transaction agreements (such transactions may include third-party capital investments, farm-outs or partnerships, which Encana may refer to from time to time as “partnerships” or “joint ventures” and the funds received in respect thereof

Encana Corporation

which Encana may refer to from time to time as “proceeds”, “deferred purchase price” and/or “carry capital”, regardless of the legal form) as a result of various conditions not being met; and other risks and uncertainties impacting Encana’s business, as described in its most recent MD&A, financial statements, Annual Information Form and Form 40-F, as filed on SEDAR and EDGAR.

Although Encana believes the expectations represented by such FLS are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the assumptions, risks and uncertainties referenced above are not exhaustive. FLS are made as of the date of this news release and, except as required by law, Encana undertakes no obligation to update publicly or revise any FLS. The FLS contained in this news release are expressly qualified by these cautionary statements.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact: Brendan McCracken Vice-President, Investor Relations (403) 645-2978 Patti Posadowski Sr. Advisor, Investor Relations (403) 645-2252	Media contact: Simon Scott Vice-President, Communications (403) 645-2526 Jay Averill Director, Media Relations (403) 645-4747

SOURCE: Encana Corporation

Encana Corporation